Exhibit 99.1

Ad-Hoc Release

LION bioscience Announces Decision to Delist From NASDAQ

Cambridge, MA, USA, Heidelberg, Germany, November 15, 2004 – LION bioscience AG (Nasdaq: LEON) today announced it will voluntarily delist its American Depositary Shares (“ADSs”) from the Nasdaq National Market and terminate its American Depositary Receipt (“ADR”) facility, effective as of the close of trading on December 22, 2004. After that date, there will be no further trading of LION ADSs on the Nasdaq National Market. LION has notified Nasdaq of the voluntary delisting.

LION has notified JP Morgan Chase Bank (“JPMorgan”), as successor to Morgan Guaranty Trust Company of New York, the depositary for LION’s ADR facility, that LION is terminating the facility, which will cause all outstanding LION ADSs to be cancelled, and that the Registration Statement on Form F-6 with respect to LION ADSs will be terminated. LION expects that all of these events will become effective on December 22, 2004.

In addition, the termination provision of the deposit agreement has been amended, effective December 22, 2004, with respect to the ADR facility to shorten, from one year to 60 days, the period during which holders of LION ADSs will be entitled to surrender their ADSs for withdrawal of LION common shares represented by such LION ADSs. With the amendment the deadline for such surrenders will be February 20, 2005 following the expected termination of LION’s ADR facility on December 22, 2004. As soon as practicable after February 20, 2005, JPMorgan, as depositary will, to the extent practicable, sell on the German Stock Market the underlying common shares as to which LION ADSs have not been surrendered by that date and will thereafter (as long as it may lawfully do so) hold the net proceeds of these sales under the deposit agreement, without liability for interest, for the pro rata benefit of the registered holders of the LION ADSs that had not been surrendered.

LION also intends to seek to deregister the common shares underlying the ADSs, and the ADSs, under the Securities Exchange Act of 1934 (the “Exchange Act”) as soon as possible after all remaining shares underlying unsurrendered ADSs have been sold by JP Morgan.

As first announced on June 23, 2004, the Executive Board of LION reviewed the benefits of delisting its ADSs from the Nasdaq National Market and terminating its ADR facility in the light of the low volume of LION ADSs traded on the Nasdaq National Market and the expenses associated with maintaining LION’s Nasdaq listing and ADR facility and of complying with the reporting requirements of the Securities Exchange Act of 1934. Based on these factors LION’s Executive Board has determined that these expenses outweigh any benefit of continuing LION’s ADR facility.

LION’s continuing commitment to its US operations is not affected by its decision to withdraw its ADS listing from Nasdaq. LION’s total number of shares outstanding and the listing of its common bearer shares on the Prime Standard segment of the Frankfurt Stock Exchange will not be affected by the planned actions.

Contact:

Günter Dielmann, Tel.: +49 6221 4038-249, guenter.dielmann@lionbioscience.com

Tracy Coffey, Tel.: +1 857 919 9975, tracy.coffey@lionbioscience.com